LONCOR GOLD INC. (the "Corporation")

Annual and Special Meeting of Shareholders of the Corporation held on June 30, 2023

REPORT OF VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, this report discloses the results of the voting on the matters submitted to the annual and special meeting of shareholders of the Corporation held on June 30, 2023 (the "Meeting").

The matters voted upon at the Meeting and results of the voting were as follows:

1. Election of Directors

By resolution passed via a show of hands, the following persons were elected as directors of the Corporation, to hold office until the close of the next annual meeting of shareholders of the Corporation unless such office is earlier vacated in accordance with the by-laws of the Corporation:

	Votes by Proxy
Name	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Kevin R. Baker	97,675,244	99.99%	5,100	0.01%
Zhengquan (Philip) Chen	97,675,244	99.99%	5,100	0.01%
Peter N. Cowley	96,027,362	98.31%	1,652,982	1.69%
Arnold T. Kondrat	93,228,662	95.44%	4,451,682	4.56%
Richard J. Lachcik	97,675,244	99.99%	5,100	0.01%
William R. Wilson	94,872,544	97.13%	2,807,800	2.87%

2. Appointment of Auditors

By resolution passed via a show of hands, Kreston GTA LLP, Chartered Professional Accountants and Licensed Public Accountants, were reappointed as the auditors of the Corporation, to hold office until the close of the next annual meeting of shareholders of the Corporation.  The following are details of this vote reappointing Kreston GTA LLP:

Votes by Proxy
Votes For	% Votes For	Votes Withheld	% Votes Withheld
101,421,342	99.996%	4,250	0.004%

3. Remuneration of Auditors

By resolution passed via a show of hands, the directors of the Corporation were authorized to fix the remuneration payable to the auditors of the Corporation.  The following are details of this vote authorizing the directors to fix the said remuneration:

Votes by Proxy
Votes For	% Votes For	Votes Withheld	% Votes Withheld
97,674,244	99.99%	6,100	0.01%

4.  Reapproval of Stock Option Plan

By resolution passed via a show of hands, shareholders reapproved the Corporation's Stock Option Plan.  The following are details of this vote:

Votes by Proxy
Votes For	% Votes For	Votes Against	% Votes Against
95,885,162	98.16%	1,795,182	1.84%